Exhibit 99.1

Mainz Biomed Strengthens Board of Directors with Nomination of Dr. Heiner Dreismann and Gregory Tibbitts

Dr. Dreismann, Former Roche Molecular Diagnostics CEO, and Mr. Tibbitts, a Highly-accomplished Life-Sciences Executive, Provide Extensive Experience in Diagnostics and Financial Strategy

Company to Hold Extraordinary General Meeting Week of December 12, 2022

BERKELEY, US – MAINZ, Germany – September 28, 2022 — Mainz Biomed NV (NASDAQ:MYNZ) (“Mainz Biomed” or the “Company”), a molecular genetics diagnostic company specializing in the early detection of cancer, announced today that its Nominating Committee and Board of Directors nominated Dr. Heiner Dreismann as Chairman of the Board and Gregory Tibbitts to its Board of Directors. The Company’s Board of Directors intends to call an extraordinary general meeting the week of December 12, 2022, to vote on the nominations.

“As we continue to build strength throughout our organization, we are honored to nominate Heiner and Gregory to our Board of Directors, two notable leaders in key areas of the diagnostics field,” commented Guido Baechler, Chief Executive Officer of Mainz Biomed. “The rich experience they would bring to our board, in both strategic development and financial stewardship, will be of significant value as we prepare for our imminent and pivotal US clinical trial for ColoAlert and continue to advance the development and commercialization of our portfolio of next-generation early-cancer detection products.”

With over 35 years of experience in the life sciences and health care industries, Dr. Dreismann is considered a pioneer in the early adoption of polymerase chain reaction (PCR), one of the most revolutionary techniques in molecular biology and genetics research. At Roche Diagnostics, he held several leadership positions, beginning with his role in 1991 as the head of the PCR Business Unit for Europe and the head of the strategic planning for PCR diagnostics. From 2000 to 2006, he was President and CEO of Roche Molecular Systems in Pleasanton, California. Dr. Dreismann held senior positions at Roche, including Head of Global Business Development, Roche Diagnostics and Member of Roche’s Global Diagnostic Executive Committee. He serves on Mainz Biomed’s Strategic Advisory Board and also serves on the boards of several public and private biotech and diagnostic companies in the United States, Europe, and Israel. Dr. Dreismann does not currently hold ordinary shares of the Company.

Mr. Gregory Tibbitts is a Certified Public Accountant with over 30 years of professional experience as a senior financial executive and as a board member of publicly traded and privately held companies. His expertise includes multiple debt and equity transactions, restructure of complex manufacturing operations, resolution of technical accounting issues and direct interactions with the United States Securities and Exchange Commission. He worked as a Chief Financial Officer for both public and private companies, primarily in the medical diagnostics and life sciences sectors. He currently serves as a board member for CoImmune Inc, a biotechnology company and served as a board member for IDMI Pharma, Inc., a NASDAQ listed biotech company prior to its acquisition. He obtained a B.B.A. at University of San Diego and an M.B.A. at San Diego State University. Mr. Tibbitts does not currently hold ordinary shares of the Company.

Mainz Biomed NV intends to hold an extraordinary general meeting the week of December 12, 2022. The official announcement, notice of meeting, agenda for the meeting and related documents and further information regarding the meeting will be made available on the Company’s website at https://www.mainzbiomed.com/investors in early October 2022. During the meeting, shareholders will be asked to vote on the appointment of up to two additional non-executive directors .

If appointed, each of Dr. Dreismann and Mr. Tibbitts would be non-executive directors. Non-executive directors are appointed at the annual extraordinary meeting on the basis of one or more binding nominations made by the Board of Directors or by one or more shareholders who individually or jointly represent at least twenty percent of the issued share capital of the Company. At the date hereof, the issued share capital of the Company consists of 14,482,973 ordinary shares with a nominal value of EUR 0.01 each.

Each nomination may comprise one candidate only. To be valid, a nomination shall specify the vacancy for which the nomination is made, the candidate’s age and profession, the number of shares in the share capital of the Company held by him or her and the positions he or she holds or held insofar as relevant to the fulfillment of the duties as a non-executive director of the Company. Furthermore, mention shall be made of the legal persons for which he or she serves as a director whereby, provided that if legal persons are included which belong to the same group, it shall be sufficient to mention such group. The nomination for appointment shall include the reasons therefor.

A nomination made by shareholders will only be binding if the shareholders have given notice thereof to the Company in writing no later than on the sixtieth day prior to the date of the extraordinary general meeting.

The Board of Directors has nominated each of Dr. Dreismann and Mr. Tibbitts for appointment as non-executive directors. It shall be proposed to appoint Dr. Dreisman and Mr. Tibbitts as non-executive directors of the Company for a term as per the end of the extraordinary general meeting held on the week of December 12, 2022, and expiring by the end of the annual general meeting of the Company to be held in the year 2023.

Shareholders who individually or jointly represent at least twenty percent of the issued share capital of the Company and wish to submit a nomination for a non-executive director for vacancies must do so by written notice signed by or on behalf of all relevant shareholders no later than on October 19, 2022, 18.00h CET to the following contact person by e-mail: bill.caragol@mainzbiomed.com.

About ColoAlert

ColoAlert detects colorectal cancer (CRC) via a simple-to-administer test with a sensitivity and specificity nearly as high as the invasive colonoscopy*. The test utilizes proprietary methods to analyze cell DNA for specific tumor markers combined with the fecal immunochemical test (FIT) and is designed to detect tumor DNA and CRC cases in their earliest stages. The product is CE-IVDR marked (complying with EU safety, health and environmental requirements). The product is commercially available in a selection of countries in the European Union and in the United Arab Emirates. Mainz Biomed currently distributes ColoAlert through a number of clinical affiliates. Once approved in the U.S., the Company’s commercial strategy is to establish scalable distribution through a collaborative partner program with regional and national laboratory service providers across the country.

*Dollinger MM et al. (2018)

About Colorectal Cancer

Colorectal cancer (CRC) is the second most lethal cancer in the U.S. and Europe, but also the most preventable with early detection providing survival rates above 90%. Annual testing costs per patient are minimal, especially when compared to late-stage treatments of CRC which cost patients an average of $38,469 per year. The American Cancer Society estimated that in 2021 there were approximately 149,500 new cases of colon and rectal cancer in the U.S. with 52,980 resulting in death. Recent FDA decisions suggest that screening with stool DNA tests such as ColoAlert in the US should be conducted once every three years starting at age 45. Currently there are 112 million Americans aged 50+, a total that is expected to increase to 157 million within 10 years. Appropriately testing these US-based 50+ populations every three years as prescribed equates to a US market opportunity of approximately $3.7 Billion per year.

About Mainz Biomed N.V.

Mainz Biomed develops market-ready molecular genetic diagnostic solutions for life-threatening conditions. The Company’s flagship product is ColoAlert, an accurate, non-invasive, and easy-to-use early detection diagnostic test for colorectal cancer. ColoAlert is currently marketed across Europe and in the United Arab Emirates with the intention of beginning its pivotal FDA clinical study in 2022 for U.S. regulatory approval. Mainz Biomed’s product candidate portfolio also includes PancAlert, an early-stage pancreatic cancer screening test based on real-time Polymerase Chain Reaction-based (PCR) multiplex detection of molecular-genetic biomarkers in stool samples.

For more information, please visit www.mainzbiomed.com

For media enquiries, please contact press@mainzbiomed.com

For investor enquiries, please contact ir@mainzbiomed.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from the Company’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the failure to meet projected development and related targets; (ii) changes in applicable laws or regulations; (iii) the effect of the COVID-19 pandemic on the Company and its current or intended markets; and (iv) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by the Company. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its initial filings with the SEC, including its annual report on Form 20-F filed on May 5, 2022. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statement made by us in this press release is based only on information currently available to Mainz Biomed and speaks only as of the date on which it is made. Mainz Biomed undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

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